[Chapman and Cutler LLP Letterhead]

September 13, 2021

VIA EDGAR CORRESPONDENCE

Kimberly Browning
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Innovator ETFs Trust File Nos. 333-146827; 811-22135

Dear Ms. Browning

This letter responds to your comments, provided by telephone regarding the registration statements filed on Form N‑1A for Innovator ETFs Trust (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on July 16, 2021 (each a “Registration Statement” and collectively the “Registration Statements”). The Registration Statement relates to the Innovator Laddered Fund of U.S. Equity Power Buffer ETFs (“BUFF” or a “Fund”) and Innovator S&P Investment Grade Preferred ETF (“EPRF” or a “Fund”, and collectively with BUFF, the “Funds), each a series of the Trust. The Funds responded to comments given by the Staff in a correspondence filing made September 3, 2021 (the “Prior Correspondence”). The below addresses additional comments made by the Staff in response to the Prior Correspondence and edits made to the Registration Statement. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

The Staff notes Comment 4 of the Prior Correspondence did not address whether the Adviser was seeking a reimbursement with respect to the unitary fee charged by each Fund. Please confirm supplementally to the Staff that the Adviser is not seeking a reimbursement with respect to the unitary fee charged by each Fund.

Response to Comment 1

The Adviser confirms that neither Fund is seeking reimbursement of any fees paid with respect to the unitary fee.

Comment 2 – EPRF Principal Investment Strategy

The Staff notes that EPRF’s principal investment strategy includes the following disclosure:

“The Index seeks to measure the performance of U.S.-listed preferred securities possessing high quality characteristics pertaining to credit rating and liquidity.”

The Staff views this disclosure, and references to “high quality” as misleading since the Fund may invest in the lowest grade of investment grade securities, which have speculative characteristics. Therefore the use of the term “high” is misleading.

Response to Comment 2

In response to the Staff’s comment, the above reference disclosure has been deleted. Additionally, all references throughout the Prospectus to “high” quality has been removed.

Comment 3 –

The Staff notes the following disclosure from EPRF’s principal investment strategies:

“In addition to the credit rating minimum, to be eligible for inclusion in the Index, a preferred security must exhibit minimum liquidity quality characteristics. With respect to liquidity, a preferred security eligible for inclusion in the Index, a security must . . . ”

“The Index performs the following eligibility screens for quality with respect to credit ratings: for an issue rated by all of S&P, Moody’s and Fitch, the lowest of the three ratings is used as the issue’s credit rating;”

The Staff requests the above disclosure above and in other applicable disclosure in the Registration Statement be revised to clarify that the quality and liquidity screens are established and performed by the Index Provider, and not the Commission. Make clear who is performing these assessments.

Response to Comment 3

The above referenced disclosure has been revised in accordance with the Staff’s comments as follows:

“In addition to the credit rating minimum, to be eligible for inclusion in the Index, a preferred security must exhibit minimum liquidity quality characteristics as determined by the Index Provider. With respect to liquidity, a preferred security eligible for inclusion in the Index, a security must . . . ”

“The Index Provider performs the following eligibility screens for quality with respect to credit ratings: for an issue rated by all of S&P, Moody’s and Fitch, the lowest of the three ratings is used as the issue’s credit rating;”

Comment 4 – EPRF Principal Risks

The Staff requests the “Credit Ratings Risk” in ERPF’s principal risks be enhanced to contemplate the lowest level of investment grade securities, which have speculative characteristics that are not currently addressed by the disclosure. Those securities have speculative aspects that have heightened risk factors that the Staff believes are missing.

Response to Comment 4

In accordance with the Staff’s comment the “Credit Ratings Risk” has been revised as shown below:

“Credit Ratings Risk. The Index invests in securities rated “investment grade” by S&P, Moody’s or Fitch. Using credit ratings to evaluate the creditworthiness of debt securities can involve certain risks. Ratings assigned by the rating agencies are based upon an analysis completed of the issuer’s credit history and ability to pay interest and repay principal. An investment grade rating generally signifies that a credit rating agency considers the current quality of the security to be sufficient to provide reasonable assurance of the issuer’s ability to meet its obligation to security-holders. However, because the Index followed by the Fund permits investments in securities rated in the lowest tier of investment grade ratings, certain of the investment grade preferred securities the Fund invests in may be considered to be “speculative” in nature. Such securities may entail greater price volatility, principal and income risk, and may be subject to greater uncertainty and/or exposure to adverse conditions. In addition, rating agencies typically rely to a large extent on historical data which may not accurately represent present or future circumstances. Ratings do not purport to reflect the risk of fluctuations in market value of the debt security and are not absolute standards of quality and only express the rating agency’s current opinion of an obligor’s overall financial capacity to pay its financial obligations. A credit rating is not a statement of fact or a recommendation to purchase, sell or hold a debt obligation. Also, credit quality can change suddenly and unexpectedly, and credit ratings may not reflect the issuer’s current financial condition or events since the security was last rated. Rating agencies may have a financial interest in generating business, including from the arranger or issuer of the security that normally pays for that rating, and providing a low rating might affect the rating agency’s prospects for future business. While rating agencies have policies and procedures to address this potential conflict of interest, there is a risk that these policies will fail to prevent a conflict of interest from impacting the rating.”

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:      /s/ Morrison C. Warren

Morrison C. Warren